11/28/14

14041939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38523 39523

NOV 2 6 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company, dba Christopher Weil & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, SUite 180
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Drive, Suite 300	La Jolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 12/1/14

OATH OR AFFIRMATION

I, Laura Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company dba Christopher Weil & Company, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer/Chief Compliance Officer

Title

Notary Public

CATALINA SANTOS
Commission # 2083973
Notary Public - California
San Diego County
My Comm. Expires Sep 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WEIL COMPANY
DBA CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL STATEMENTS

For the Year Ended September 30, 2014

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company dba Christopher Weil & Company, Inc. (the "Company") (a California corporation), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Levitz, Zacks, Moore & Engelberg, LLP

La Jolla, California
November 12, 2014

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Financial Condition
As of September 30, 2014

ASSETS		
Cash and cash equivalents	$	390,528
Accounts receivable		114,829
Related party receivables		10,532
Prepaid expenses and other assets		76,070
Deposits		23,279
Property and equipment, net		53,076
Total Assets	$	668,314
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	223,950
Total Liabilities		223,950
Stockholders' Equity		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		428,364
Total Stockholders' Equity		444,364
Total Liabilities and Stockholders' Equity	$	668,314

See accompanying notes to financial statements
and independent registered public accounting firm's report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Income
For the Year Ended September 30, 2014

REVENUES		
Account management fees	$	2,095,054
Mutual fund advisory and administrative fees		1,160,405
Management fees from affiliates		1,038,581
Insurance commissions		91,476
Other fees and income		17,001
Total Revenues		4,402,517
OPERATING EXPENSES		
Employee compensation and benefits		3,174,131
Professional fees		607,153
Occupancy and equipment		273,278
Other operating expenses		305,430
Total Operating Expenses		4,359,992
Income Before Income Tax Provision		42,525
Income tax provision		(18,512)
Net Income	$	24,013

See accompanying notes to financial statements
and independent registered public accounting firm's report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2014

	Common Stock	Retained Earnings	Total
Balance at September 30, 2013	$ 16,000	$ 404,351	$ 420,351
Net income	-	24,013	24,013
Balance at September 30, 2014	$ 16,000	$ 428,364	$ 444,364

See accompanying notes to financial statements
and independent registered public accounting firm's report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities:		
Net income	$	24,013
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		2,916
Changes in operating assets and liabilities:		
Accounts receivable		(28,458)
Related party receivables		(10,532)
Prepaid expenses and other assets		(16,895)
Accounts payable and accrued expenses		75,281
Net cash provided by operating activities		46,325
Cash flows from investing activities:		
Purchase of property and equipment		(21,514)
Net cash used in investing activities		(21,514)
Net increase in cash and cash equivalents		24,811
Cash and cash equivalents at beginning of year		365,717
Cash and cash equivalents at end of year	$	390,528
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	34,742

See accompanying notes to financial statements
and independent registered public accounting firm's report.

NOTE 1. NATURE OF BUSINESS

The Weil Company dba Christopher Weil & Company, Inc. (the "Company") was incorporated in the State of California in March 1988 as a C corporation under the name of ELL-CAP Securities, Inc. The Company was acquired by The Weil Family Trust of 1980 and changed its name to The Weil Company in January 1990. The Company is now owned by six trusts of the Weil Family and does business as Christopher Weil & Company, Inc.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is registered both as a Securities and Exchange Commission investment adviser ("RIA") and a FINRA member broker-dealer. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is authorized to conduct business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company currently does not maintain a clearing arrangement and does not conduct brokerage transactions.

The Company generally provides continuous advice to clients regarding the investment of their funds based on their individual needs. The Company also provides financial planning services, sells insurance products and provides fee-based financial planning and other financial services to individuals. The Company is also the investment manager to two Securities Exchange Act of 1940 registered investment company mutual funds, Christopher Weil & Company Core Investment Fund ("CWCFX") and Christopher Weil & Company Global Dividend Fund ("CWGDX").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Estimates

The presentation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, receivables, and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Accounts Receivable

Accounts receivable are due from the Company's advisory clients, insurance companies, and other financial service companies. Management has determined that no allowance for doubtful accounts is necessary at September 30, 2014.

Revenue Recognition

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company is not able to reasonably estimate the timing or the amount of insurance commission income; therefore, this commission is recognized as income upon notification by the insurance companies.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally 7 years for office equipment and 5 years for computer equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term.

Advertising Costs

Advertising costs are expensed as incurred. For the year ended September 30, 2014, the Company charged $18,650 to other operating expenses for advertising costs.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. The Company's management believes that there are no significant uncertain tax positions.

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and amortization and they are summarized by major classification as follows. At September 30, 2014, property and equipment consisted of the following:

Computer equipment	$	72,861
Office equipment		39,502
Leasehold improvements		6,329
Total cost of property and equipment		118,692
Less: accumulated depreciation and amortization		(65,616)
Property and equipment, net	$	53,076

Depreciation and amortization expense for the year ended September 30, 2014 was $2,916.

NOTE 4. INCOME TAXES

The provision for income tax expense is comprised of the following:

Federal	$	12,825
State		5,687
Total income tax expense	$	18,512

NOTE 5. RELATED PARTY TRANSACTIONS

The Company shares office space with two related entities that have common ownership, CWC Asset Advisors, Inc. ("CWCAA") and Storage Managers, Inc. ("SMI"). CWCAA and SMI are the general partner or managing member of various limited liability companies and limited partnerships ("Affiliated Entities"). For the year ended September 30, 2014, the Company provided administrative services to CWCAA and Affiliated Entities. The Company earned the following fees from related parties:

Management fees from affiliated entities	$	1,038,581
Account management fees from stockholders and chairman (included in account management fees revenue)	$	28,076

The Company is the investment manager to CWCFX and CWGDX as described in Note 1 and earned advisory and administrative fees relating to these funds totaling $1,160,405 during the year ended September 30, 2014.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) and profit sharing plan for eligible employees. Eligibility begins after an employee has attained age twenty one and has one year of service whereby the employee has completed 1,000 hours of service. Under the plan, the amount of the employer's contribution is discretionary, is not limited by the profitability of the Company, and is determined by the Company each plan year. In order to share in the employer contribution, if any, the employee must have completed 1,000 hours of service during the plan year and be employed at the end of the plan year. For the year ended September 30, 2014, the employer contribution to the plan was $94,584.

NOTE 7. CONCENTRATIONS

The Company maintains its cash balances at a bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to certain limits. The Company also maintains accounts at a brokerage firm and the brokerage accounts may contain cash and/or securities. Balances are protected by the Securities Investor Protection Corporation up to certain limits. The Company from time to time has balances in accounts that exceed these limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

The Company provides advisory services for clients located in the United States. As such, the Company is susceptible to credit risk from customers nationwide.

The Company does not obtain security from its clients in support of fees receivable. At September 30, 2014, $114,829 represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

NOTE 7. CONCENTRATIONS (Continued)

For the year ended September 30, 2014, approximately 48% of the Company's revenue is derived from fees on clients' managed account portfolios, 26% from fees related to the advised mutual funds and 24% from other asset management services provided to affiliates.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In June 2004, the Company entered into a non-cancellable operating lease for its office space in San Diego. The lease was amended in April 2010 to extend the lease to December 31, 2015. The Company also entered into three non-cancellable operating leases for rental equipment which expire by February 2017. For the year ended September 30, 2014, total operating lease expense amounted to $255,599.

At September 30, 2014, future minimum lease payments are as follows:

Year ending September 30,	
2015	$ 268,613
2016	70,188
2017	3,259
	$ 342,060

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2014, the Company had net capital of $160,716 which was $110,716 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($223,950) to net capital was 1.39 to 1, which is less than the 15 to 1 maximum allowed.

SUPPLEMENTARY INFORMATION

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2014

Net capital

Stockholders' Equity	$	444,364
Less: non-allowable assets		
Accounts receivable		114,829
Related party receivables		10,532
Prepaid expenses and other assets		76,070
Deposits		23,279
Property and equipment, net		53,076
Total non-allowable assets		277,786
Less: haircut on securities		(5,862)
Net capital	$	160,716

Computation of basic net capital requirement

1. Minimum dollar net capital required	$	50,000
Aggregate indebtedness	$	223,950
2. Minimum net capital, aggregate indebtedness standard (6 2/3 percent)	$	14,930
Capital required (larger of 1 or 2)	$	50,000
Excess net capital	$	110,716
Net capital less the greater of: 10% aggregate indebtedness or 120% minimum net capital	$	100,716
Ratio: Aggregate indebtedness to net capital		1.39

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	145,756
Adjustments - income tax provision and fixed assets		20,822
Less: haircut on securities		(5,862)
Net capital - per above	$	160,716
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	244,772
Adjustments - income tax provision and fixed assets		(20,822)
Rounding		-
Aggregate indebtedness - per above	$	223,950

See accompanying independent registered public accounting firm's report.

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended September 30, 2014

The Weil Company dba Christopher Weil & Company, Inc. operates pursuant to paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Weil Company dba Christopher Weil & Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)ii (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
November 12, 2014

CWC
• INVESTORS
• MANAGERS
• ADVISORS

EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), The Weil Company dba Christopher Weil & Company, Inc. (the "Company") is authorized to conduct a securities business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company currently does not maintain a clearing arrangement and does not conduct brokerage transactions.

During the audit period of October 1, 2013 through and including September 30, 2014, there have been no exceptions to the exemption.

Laura Gordon, Chief Financial Officer/Chief Compliance Officer
November 11, 2014

CHRISTOPHER WEIL
&
COMPANY, INC.
12555 High Bluff Drive, Suite 180, San Diego, CA 92130 T 858.724.6040 F 858.724.6080 www.cweil.com
Registered Investment Advisor • Member FINRA/SIPC

SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2014, which were agreed to by The Weil Company dba Christopher Weil & Company, Inc., (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
November 12, 2014

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation For the Year Ended of September 30, 2014

	Amount
Total assessment	$ 7,937
SIPC-6 general assessment Payment made on April 25, 2014	3,482
SIPC-7 general assessment Payment made on October 30, 2014	4,455
Total assessment balance (overpayment carried forward)	$ -

See independent registered public accounting firm's agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).